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                              March 23, 2021

       Daniel G. Cohen
       Chief Executive Officer
       FinTech Acquisition Corp. VI
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104-2870

                                                        Re: FinTech Acquisition
Corp. VI
                                                            Registration
Statement on Form S-1
                                                            Filed February 24,
2021
                                                            File No. 333-253422

       Dear Mr. Cohen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 24, 2021

       Limited payments to insiders, page 22

   1. You refer here and elsewhere in the prospectus to (1) the payment of "certain consulting fees" to persons
engaged by an entity affiliated with certain of your directors and officers and (2) at closing of
the initial business combination to "a customary advisory fee to affiliates of our
sponsor, in an amount that constitutes a market standard advisory fee for comparable transactions
and services provided." Please file these agreements as exhibits, identify the
counterparties, and provide additional disclosure regarding the nature of the agreements and the
material terms thereof. As appropriate, quantify the fees and describe the manner in which
they will be calculated. Also disclose if there are any limitations on these fees.
 Daniel G. Cohen
FinTech Acquisition Corp. VI
March 23, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at 202) 551-3707 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameDaniel G. Cohen
                                                           Division of
Corporation Finance
Comapany NameFinTech Acquisition Corp. VI
                                                           Office of Energy &
Transportation
March 23, 2021 Page 2
cc:       Mark E. Rosenstein, Esq. of Ledgewood, PC
FirstName LastName